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VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief John Hodgin, Petroleum Engineer Angela Lumley Linda Cvrkel

Re:	Vedanta Limited
Form 20-F for the year ended March 31, 2017 Filed August 15, 2017 (“Form 20-F”) File No. 001-33175

Ladies and Gentlemen:

On behalf of Vedanta Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. Rufus Decker’s letter dated February 23, 2018 regarding the Staff’s review of the Form 20-F. For the Staff’s convenience, we have set forth the Staff’s comments in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2017

Information on the Company, page 34

Exploration, page 74

Projects and Developments, page 79

1.    We note your disclosures on pages 74 and 79 include information relating to resources which appear to conflict with guidance pertaining to disclosures about oil and gas activities. Please refer to the following examples of these disclosures.

March 23, 2018

•	“Cairn India has made significant progress in revamping the portfolio of prospects in the block to achieve an overall prospective resource base of more than one billion barrels of oil and gas by fiscal year 2018. New prospects based on both new-play concepts and proven-play extensions have added 436 mmboe of prospective resources in fiscal year 2017. (Page 74)

•	“The large hydrocarbons initially in place for an equivalent of 1.4 billion barrels of oil at Barmer Hill offers significant growth potential. Development costs for Aishwariya Barmer Hill has been reduced by over 30% to $ 195 million from an initial estimate of $ 300 million, for an estimated recovery of 32 million barrels.” (Page 79)

The Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, also the Instruction 1(b)(ii) to Item 4.D of Form 20-F, generally prohibit disclosure in any document publically filed with the Commission of estimates and values of oil or gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

RESPONSE:

In response to the Staff’s comment, the Company undertakes that in its future filings it will not include any information relating to resources and will ensure compliance with the requirements of Rule 4-10(a) of Regulation S-X.

Proved Undeveloped Reserves, page 81

2.    The disclosure relating to your proved undeveloped reserves does not appear to reconcile the overall change that occurred during the fiscal year ended March 31, 2017. For example, you disclose that your proved undeveloped reserves were 0.64 mmboe as of March 31, 2017 and that during the year you converted 1.23 mmboe of proved undeveloped reserves to developed reserves in the Mangala field. However, the amount converted does not appear sufficient to reconcile the overall change to the net quantities of proved undeveloped reserves at the beginning of the fiscal year, e.g. 1.74 mmboe at March 31, 2016. Please note that Item 1203(b) of Regulation S-K requires disclosure of material changes in proved undeveloped reserves that occurred during the year, including, but not limited to, proved undeveloped reserves converted to proved developed reserves.

Expand the disclosure relating to your proved undeveloped reserves to provide an appropriate narrative explanation for each of the material changes that occurred during the year, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change by separately identifying and quantifying each factor, including offsetting factors that contributed to a material change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

March 23, 2018

RESPONSE:

The Company respectfully submits as follows:

The Company’s proved undeveloped reserves as of March 31, 2016 were 1.74 million barrels of oil equivalent (mmboe). Proved undeveloped reserves of 1.23 mmboe, as disclosed on page 82 of the Form 20-F, were developed in the Mangala field and converted into proved developed reserves during the year ending March 31, 2017. Proved undeveloped reserves estimated for the CB/OS2 production sharing contract (PSC) increased over the estimates at March 31, 2016, based on technical revisions to the estimated proved undeveloped reserves associated with four completions for behind pipe oil and gas reservoirs in three wells in the Lakshmi field. In the Lakshmi wells, the behind pipe gas reservoirs will be completed and produced and will be used to aid in lifting the existing oil reservoir completions.

The technical revisions to the Company’s estimated proved undeveloped reserves reflect improved performance estimated from using in-situ gas lift based on the results of implemented gas lift performance in the Lakshmi field. The total revision accounted for an increase in the net proved undeveloped reserves of 0.13 mmboe. This estimate is calculated from a net technical increase of 0.15 mmboe offset by a decrease due to changes in commodity prices of 0.02 mmboe. The proved undeveloped reserves at March 31, 2016, of 1.74 mmboe were reduced by the transfer of 1.23 mmboe to the Company’s proved developed reserves associated with the conversion of six producers and one injector to polymer injection and the conversion of two polymer injectors back to producers in the Mangala field leaving a balance of 0.51 mmboe. The positive revision of 0.13 mmboe added to 0.51 mmboe yields the March 31, 2017, net proved undeveloped reserves position of 0.64 mmboe.

Proved Undeveloped Reserves (Net Oil Equivalents) in mmboe
Proved Undeveloped Reserves at March 31, 2016	1.74
Extensions and Discoveries and Acquisitions	0.00
Proved Undeveloped to Proved Developed	(1.23)
Proved Undeveloped Reserves revision	0.13

Well performance	0.15
PUD revision due to prices (PSC)	(0.02)
Unsuccessful PUD	0.00
Removal of PUD due to changes in the development plan	0.00

Proved Undeveloped Reserves at March 31, 2017	0.64

The Company respectfully submits that in future filings it intends to expand the disclosure to include narrative explanation for each of the material changes that occurred during the relevant year on the same line as above.

3.    The discussion relating to the progress made during the year to convert undeveloped reserves to developed reserves appears to include figures that represent a combination of proved and probable reserves, e.g. the 13.90 mmboe and the related disclosure of the individual amounts contributed by the Rajasthan, Cambay and Ravva blocks. If true, please revise each figure to separately provide the proved and probable net amounts of reserves. Refer to the Compliance and Disclosure Interpretation Question 105.01, issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

March 23, 2018

RESPONSE:

Following is the extract of second paragraph as disclosed on page 82 of the Form 20-F :

“The proved developed reserves as on March 31, 2017 stand at 57.87 mmboe and proved undeveloped reserves is 0.64 mmboe. Since March 31, 2016, Cairn India has progressed 13.90 mmboe (net) from proved undeveloped and probable to proved developed reserves on technical and price reasons, of which 11.97 mmboe are from Rajasthan while contributions from the Cambay and Ravva fields are 0.93 mmboe and 1.00 mmboe, respectively.”

The Company respectfully submits that no probable reserves were included in the technical revisions or the reserves progressed from undeveloped to developed. The word “probable” was inadvertently and mistakenly mentioned in the Form 20-F. The Company will remove reference to the word “probable” in this context in its future filings. Further, 13.90 mmboe referenced in the Form 20-F was based on the revisions calculated using the incorrect interim production for the year ending March 31, 2017. The technical revisions have been corrected. The corrected total revision to the proved reserves was 8.05 mmboe for the year ending March 31, 2017.

REVISED DRAFT DISCLOSURE:

The proved developed reserves as on March 31, 2017 stand at 57.87 mmboe and proved undeveloped reserves is 0.64 mmboe. Since March 31, 2016, revision to proved reserves is 8.05 mmboe (net). This total revision comprised technical revisions resulting in an increase in proved reserves of 9.02 mmboe, which increase was offset by a negative revision of 0.97 mmboe due to changes in commodity prices. This reduction in proved reserves resulted from the effect of higher commodity prices on the calculated net entitlement share for the three PSCs. The 9.02 mmboe increase resulted from the overall improved performance of the fields in all three PSCs. Of these improvements, the improved performance of the waterfloods in the Aishwariya and Bhagyam fields and the improved response to the polymer-augmented waterflood in the Mangala field located in the Rajasthan PSC represented the majority of the upward technical revision.

4.    Please modify your disclosure relating to the capital expenditure associated with the development of your reserves in fiscal year 2017 to separately disclose the dollar amount incurred to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

March 23, 2018

RESPONSE:

The Company respectfully submits that the capital expenditure of $159 million as disclosed on page 82 of the Form 20-F is associated with the development costs related to (i) artificial lift and field flow lines and processing equipment, (ii) for the construction and installation of the produced fluid handling facilities for production and injection equipment, (iii) a pipeline for transportation of crude oil and gas to delivery points of buyer and (iv) changes to the Company’s provision for restoration, rehabilitation and environmental matters.

During the fiscal year 2017, proved developed reserves increased by 9.15 mmboe, which was composed of a positive revision of 8.87 mmboe due to performance, a negative revision of 0.95 mmboe due to commodity prices, and a positive increase of 1.23 mmboe attributable to the transfer of proved undeveloped reserves to proved developed reserves in the Mangala field.

In order to estimate the expenditure incurred to convert proved undeveloped reserves into proved developed reserves, we have identified those development operations that have permitted the conversion of proved undeveloped reserves into proved developed reserves and the cost attributable to such operations. The Company has incurred cost of $ 0.8 million to convert six producers and one injector to polymer injection through rigless intervention. There is also the conversion of two polymer injectors back to producers through workover in the Mangala field. The Company respectfully submits that it would include such disclosures in its future filings.

Oil and Gas Properties, Wells, Operations and Acreage, page 85

5.    We note that you provide the expiration dates for the current production sharing contracts or PSCs with proved reserves. Please tell if the proved reserves disclosed as of March 31, 2017 are limited to those estimates prior to the time at which these contracts expire. If you include proved reserves forecast beyond these expiration dates, please expand your disclosure to clarify the steps taken to extend your legal rights to continue your oil and gas activities, the length of time and revised expiration date under the new PSCs, and any significant changes in terms under the new PSCs that may impact the estimates of reserves and related future net cash flows. To the extent that you have assigned proved reserves beyond the current expiration of your PSCs, refer to the definition under Rule 4-10(a)(22) of Regulation S-X and tell why renewal is reasonably certain.

RESPONSE:

The Company respectfully submits that estimates of proved reserves disclosed as of March 31, 2017, and all preceding periods disclosed in the Form 20-F for each PSC represent only those quantities that were estimated to be recoverable prior to the expiration date of the respective PSC. No reserves were estimated or included in the Form 20-F for quantities that may be recoverable after the expiration date of the PSCs. The Company respectfully submits that it would include such clarifications in all its future filings.

Notes to Consolidated Financial Statements

1. Group overview

Merger of Cairn India Limited with Vedanta Limited, page F-11

March 23, 2018

6.    Your disclosures on page F-11 indicate that the consideration issued to the non-controlling interest holders of Cairn India Limited consisting of 752.5 million equity shares and borrowings of Rs. 30,100 million (representing the par value of redeemable preference shares) were recognized in your financial statements at their par and book values, respectively. Please explain why you did not recognize the consideration issued to the Cairn India Limited shareholders for their non-controlling interests at fair value in your financial statements pursuant to the guidance in IFRS 3 and B96 of IFRS 10, to the extent applicable.

RESPONSE:

The disclosure referenced above relates to the merger of Cairn India Limited (“Cairn”), a partially owned subsidiary of the Company into the Company. Prior to the merger, the Company controlled and consolidated Cairn for several years. Accordingly, the Company respectfully submits that the merger of Cairn into the Company is not a business combination and hence provisions of IFRS 3 do not apply. The Company would include such clarifications in its future filings.

Pursuant to the merger, the Company acquired the entire non-controlling interest (“NCI”) of Cairn. In accounting for the acquisition of the NCI the Company applied the provisions of paragraph B96 of IFRS10.

Since Cairn had merged into the Company and therefore ceased to exist as a legal entity, consequentially there were no non-controlling shareholders that remained with respect to Cairn. Accordingly, the related non-controlling interests of Rs. 213,515 million were extinguished from the consolidated financial statements of the Company as disclosed on page F-11 of the Form 20-F.

As consideration for the acquisition of the NCI, the Company issued one equity share (face value Re. 1 per share) and four redeemable preference shares (par value Rs. 10) for each equity share held by the minority shareholders in Cairn. The consideration exchanged for the equity shares of the minority shareholders, was transacted at fair value and was accordingly reflected in the financial statements in accordance with paragraph B96 of IFRS 10, as more fully described below.

The preference shares issued are a financial liability under IAS 32. These shares are redeemable at par value after 18 months from the date of issue and carry coupon/ dividend of 7.5% per annum, which is comparable to the market rate of interest for a similar instrument and to the Company’s effective cost of debt. Further, the Company considered its current credit ratings, tenor of the instrument and relevant comparable market factors in determination of the coupon rate. Therefore, the preference shares which had a par value of Rs. 10 per share and a maturity term of 18 months, were issued at the fair market coupon rate of 7.5% per annum and hence the instrument was considered to be at fair market value on the date of issuance and was accordingly recorded in the books of accounts and reflected in the financial statements. Though Note 1 on page F-11 of the Form 20-F refers to preference shares being issued at par value (which was equal to fair value), please refer to the ‘Borrowings’ accounting policy on page F-20. The policy states that “interest bearing loans and borrowings are initially recorded at the fair value, net of directly attributable transaction costs.” The Company has followed this policy for initial recognition of all financial liabilities, including the said preference shares.

March 23, 2018

The Company also issued one equity share for each equity share held by the minority shareholders. The fair value of the equity shares issued by the Company had two components, (a) the par value of Re. 1 per share; and (b) the excess of fair value over the par value of Rs. 260 per share. The component relating to the par value resulted in equity share capital of the Company getting credited by Rs. 753 million in the Company’s financial statements, as disclosed on page F-10 of the Form 20-F. The component relating to the excess of fair value over the par value, as described in (b) was included in the component “other equity”. While component relating to (a) was separately disclosed, no specific disclosure of (b) has been made. This is because IAS 1.79 requires disclosure of par value of shares and IAS 1.54 requires disclosure of issued capital and reserves attributable to owners of the parent. The Implementation Guidance accompanying IAS 1 presents equity share capital and other components of equity separately; however IFRS is not prescriptive on whether the equity share capital is presented at fair value or par value. The Company presented equity share capital separately in compliance with the above requirements and in the absence of any prescribed requirement in IFRS, chose to do so at par value. The Company has historically presented equity share capital at par value.

As per IFRS 10.B96, any difference between the amount of NCI and the fair value of the consideration paid is recognised in parent’s equity, which was duly recorded by the Company. Therefore both, the excess of fair value over par value as described in (b) above and the difference between the amount of NCI and the fair value of the consideration paid were included in the component “other equity”, though they were presented on a net basis as IFRS is not prescriptive on how to disclose the same

On the basis of above, the Company respectfully submits that it has accounted for the merger transaction in accordance with the applicable requirements of IFRS. The Company respectfully submits that it would clarify the above submissions in its future filings.

Supplementary Information on Oil and Gas Exploration and Production (Unaudited)

Reserve Quantities Information, page F-115

7.    Expand the disclosure relating to the changes in total proved oil and gas reserves for each of the periods provided on pages F-115 and F-116 to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation other than production, e.g. revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

March 23, 2018

RESPONSE:

We submit below a description on the reconciliation of the total proved reserves for the periods ending March 31, 2015, March 31, 2016, and March 31, 2017.

Year ending March 31, 2015

Total proved reserves for the year ending March 31, 2014, were 112.69 mmboe. For the year ending March 31, 2015, total revisions of 7.92 mmboe comprised an increase of 2.35 mmboe associated with technical revisions due to improved production performance of the producing fields and a positive revision of 5.57 mmboe associated with the change in commodity prices. The revisions due to prices result from PSC terms that generally increase the net entitlement share calculated based on lower product prices. Hence lower commodity prices mean the Company receives a greater share of entitlement production under the PSC. In 2015, the Company’s total proved reserves increased by 2.31 mmboe based on extensions and discoveries associated with wells in the Rajasthan and Ravva PSCs. Of the total 2.31 mmboe in extensions and discoveries in the year ending March 31, 2015, 0.31 mmboe was attributable to two wells drilled in the Ravva field and 2.00 mmboe was associated with 21 new wells drilled in four new fields whose projects were all sanctioned in the year ending March 31, 2015, in the Rajasthan PSC; four producing wells in the N-I field, two producing wells in the N-E field, seven producing wells in the Aishwariya-Barmer Hill field, and eight producing wells in the Mangala-Barmer Hill field. The total proved reserves balance for the year ending March 31, 2015, adjusted for interim production of 32.01 mmboe was 90.91 mmboe.

Year ending March 31, 2016

Total proved reserves at March 31, 2015, were 90.91 mmboe. During the year ending March 31, 2016, total revisions of 21.44 mmboe include 14.53 mmboe associated with technical revisions for improved production performance for the producing fields and 6.91 mmboe of the total revisions was due to changes in commodity prices. Lower commodity prices for the year ending March 31, 2016, resulted in higher net entitlement shares for the PSCs. The majority of the positive technical revisions were the result of improved production performance in the Mangala field associated with the polymer-augmented waterflood and the improved production performance of the Aishwariya and Bhagyam field waterfloods. After adjusting for the interim production of 33.33 mmboe, the total proved reserves at March 31, 2016, were 79.02 mmboe.

Year ending March 31, 2017

Total proved reserves at March 31, 2016, were 79.02 mmboe. For the year ending March 31, 2017, total revisions of 8.05 mmboe were comprised of technical revisions of 9.02 mmboe associated with improved production performance and -0.97 mmboe in revisions due to changes in commodity prices. The majority of the technical revisions were associated with the continued improvement in production performance of the Mangala, Aishwariya, and Bhagyam fields. After adjustment of interim production of 28.56 mmboe, the total proved reserves at March 31, 2017, were 58.51 mmboe.

We respectfully submit that the Company would make these disclosures in its future filings.

March 23, 2018

8.    Expand your disclosure to explain why the crude oil and natural gas production figures for the year ended March 31, 2017 used in your reserves reconciliation appear to be inconsistent with the comparable production figures provided elsewhere on page 84 and 148.

RESPONSE:

The Company respectfully submits that the production figures appearing on page 84 and 148 on the Form 20-F are correct. However, due to an inadvertent clerical error, the production figures appearing in the reconciliation table for the year ending March 31, 2016 and March 31, 2017, were erroneous. This error does not impact the reported reserves for the year ending March 31, 2016 and March 31, 2017, but affects the quantity attributable to the reconciliation table shown from March 31, 2015 to March 31, 2016 and March 31, 2016 to March 31, 2017. The clerical error described above does not appear in any other sections of the Form 20-F. The Company undertakes to correct the error in its future filings.

Following is the revised Reserves Reconciliation table for India as given on page F-115 and F-116 of Form 20-F:

	Oil (mmbbls)	Natural gas (bcf)
Reserves quantity information for the year ended March 31, 2015
March 31, 2014	111.53	6.95
Revisions of previous estimates	7.70	1.29
Improved recovery	—	—
Purchases or (sales) of minerals	—	—
Extensions and discoveries	2.28	0.16
Production	(31.42)	(3.51)

March 31, 2015	90.09	4.89

Reserves quantity information for the year ended March 31, 2016
March 31, 2015	90.09	4.89
Revisions of previous estimates	20.62	4.94
Improved recovery	—	—
Purchases or (sales) of minerals	—	—
Extensions and discoveries	—	—
Production	(32.61)	(4.32)

March 31, 2016	78.10	5.51

Reserves quantity information for the year ended March 31, 2017
March 31, 2016	78.10	5.51
Revisions of previous estimates	7.53	3.16
Improved recovery	—	—
Purchases or (sales) of minerals	—	—
Extensions and discoveries	—	—
Production	(28.07)	(2.96)

March 31, 2017	57.56	5.71

March 23, 2018

***********

Please contact Alex Cohen at (202) 637-2284 or the undersigned at (+65)-6437-5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	G R Arun Kumar

Chief Financial Officer

Vedanta Limited